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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14D-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                               (AMENDMENT NO. 6 )*


                             Harmony Holdings, Inc.
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                       (Name of Subject Company (issuer))

                        iNTELEFILM Corporation (offeror)
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            (Names of Filing Persons (identifying status as offeror,
                            issuer or other person))

                                  Common Stock
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                         (Title of Class of Securities)

                                    41322310
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                      (CUSIP Number of Class of Securities)

    Avron L. Gordon, Esq.                               Jill J. Theis, Esq.
Christopher C. Cleveland, Esq.                     Secretary and General Counsel
   Brett D. Anderson, Esq.                            iNTELEFILM Corporation
   Briggs and Morgan, P.A.                           5501 Excelsior Boulevard
      2400 IDS Center                                  Minneapolis, MN 55416
  80 South Eighth Street                                    (612) 925-8840
  Minneapolis, MN 55402
     (612) 334-8400
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     (Name, Address and Telephone Numbers of Persons Authorized to Receive
             Notices and Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE
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      Transaction Valuation (1)                 Amount of Filing Fee (2)
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              $157,917                                    $31.58
              --------                                    ------
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(1)      Estimated solely for purposes of calculating the amount of the filing fee in accordance with Rules 0-11(d) and 0-11(a)(4) under the Securities Exchange Act of 1934, as amended, based upon the product of
         (a) the maximum number of Harmony shares to be received pursuant to the offer and (b) the market value per Harmony share, as established by the average of the high and low prices reported on the OTC Bulletin Board as of November 27, 2000, the business day immediately prior to the commencement of the offer.

(2) Previously paid through an offsetting fee. Calculated as one-fiftieth of one percent of the transaction valuation.

[ X ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:             $168.00
Form or Registration No.:           Form S-4 (Registration No. 333-38474)
Filing Party:                       iNTELEFILM Corporation
Date Filed:                         June 2, 2000

[   ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ X ]  third-party tender offer subject to Rule 14d-1.
[   ]  issuer tender offer subject to Rule 13e-4.
[   ]  going-private transaction subject to Rule 13e-3.
[   ]  amendment to Schedule 13D under Rule 13e-2.

Check the following box if the filing is a final amendment reporting the results
of the tender offer: [   ]



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         This Tender Offer Statement on Schedule TO relates to the offer by
iNTELEFILM Corporation, a Minnesota corporation ("iNTELEFILM"), to exchange shares of its common stock, par value $0.02 per share (the "iNTELEFILM Shares"), for shares of common stock, par value $0.01 per share (the "Harmony Shares"), of Harmony Holdings, Inc., a Delaware corporation ("Harmony"), at an exchange ratio of one iNTELEFILM Share for every 13.75 Harmony Shares (along with cash in lieu of fractional iNTELEFILM Shares) upon the terms and subject to the conditions set forth in the Prospectus incorporated by reference as Exhibit 12(a)(4) (the "Prospectus"), and in the related Letter of Transmittal incorporated herein by reference as Exhibit 12(a)(1) (which, together with the Prospectus, and any amendments or supplements thereto, collectively constitute the "Offer").


         iNTELEFILM commenced the Offer on November 28, 2000. The Offer was originally scheduled to terminate at 11:59 p.m., Minneapolis time, on Tuesday, December 26, 2000. However, iNTELEFILM has extended the Offer on three occasions. The Offer and withdrawal rights, as extended, are currently scheduled to terminate at 5:00 p.m., Minneapolis time, on Thursday, January 25, 2001. To reflect the third extension, iNTELEFILM hereby amends its Tender Offer Statement on Schedule TO as follows:



ITEM 4.  TERMS OF THE TRANSACTION.



         iNTELEFILM has extended the expiration of its Offer for 14 additional business days. The Offer and withdrawal rights, as extended, will expire at 5:00 p.m., Minneapolis time, on Thursday, January 25, 2001.



ITEM 12. EXHIBITS.




         (a)(5)(vi) Press Release issued by iNTELEFILM on January 5, 2001 (incorporated herein by reference to iNTELEFILM's filing pursuant to Rule 425, filed on January 5, 2001).






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                                   SIGNATURES




         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated: January 12, 2001                iNTELEFILM Corporation



                                       By  /s/ Jill J. Theis
                                         ---------------------------------------
                                           Jill J. Theis
                                           General Counsel and Secretary